Exhibit 99.1

HQ/CS/CL.24B/15142

7 June 2013

Sir,

Sub: Press Release – Tata Communications Limited confirms its delisting from the New York Stock Exchange and termination of ADR program

Please find attached herewith the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Dy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6659 1966 Fax 91 22 6725 1962 website www.tatacommunications.com

Natalie Chak Tata Communications +44 (0)7833 043 779 natalie.chak@tatacommunications.com	Kersti Klami Hill & Knowlton Strategies +44 (0)20 7973 5999 kersti.klami@hkstrategies.com

Tata Communications Limited confirms its delisting from the New York Stock

Exchange and termination of ADR program

New York (NYSE) & Mumbai (NSE & BSE) ☐ June 7th 2013 – Tata Communications Limited (the “Company”) (NYSE: TCL) confirms that the delisting of its American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange will become effective at the close of business today. This follows the filing by the Company of a Form 25 with the Securities and Exchange Commission on May 28th, 2013.

As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADRs were issued (the “Deposit Agreement”) will become effective on July 14th, 2013. On and after this date, the Bank of New York Mellon, as depositary (the “Depositary”) may (i) discontinue the registration of transfers of ADRs, (ii) suspend distribution of dividends, (iii) give no further notices, and (iv) subject to certain limited exceptions, cease performing any acts under the Deposit Agreement.

Holders of the Company’s ADRs can surrender their ADRs to the Depositary in exchange for the underlying ordinary shares in the Company at any time prior to August 13th, 2013. As soon as practicable after that date, the Depositary will sell the shares underlying any outstanding ADRs and the ADRs will represent only the right to receive the cash proceeds from such sale.

The Company’s equity shares will continue trading on the BSE Limited and the National Stock Exchange of India Limited in India. The Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the Exchange Act.

Ends…

About Tata Communications

Tata Communications Limited, along with its subsidiaries (Tata Communications), is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Communications global network includes one of the most advanced and largest submarine cable networks and a Tier-1 IP network with connectivity to more than 200 countries and territories across 400 PoPs, as well as nearly 1 million square feet of data centre and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited). Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India.

http://www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

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© 2013 Tata Communications Ltd. All rights reserved. TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.